March 21, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Christopher Owings
Ramin Olson
Catherine Brown
Milwood Hobbs
Andrew Mew

Re:	ServiceSource International, LLC
Registration Statement on Form S-1
File No. 333-171271

Acceleration Request
Requested Date:	March 24, 2011
Requested Time:	4:01 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), ServiceSource International, LLC (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) on Form S-1 (File No. 333-171271) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable. In addition, on behalf of the managing underwriters named in the section “Underwriters” of the preliminary prospectus included within the Registration Statement, the Company and such managing underwriters inform the staff of the Securities and Exchange Commission that the Company and such managing underwriters may orally request acceleration of the effective date of the Registration Statement and that the Company and such underwriters are aware of their respective obligations under the Act.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Sincerely,

ServiceSource International, LLC

By:	/s/ Paul Warenski
Paul Warenski
Senior Vice President and General Counsel